March 18, 2025

Robert H. Langer
Executive Vice President, Chief Financial Officer and Treasurer
Sphere Entertainment Co.
Two Penn Plaza
New York, NY 10121

       Re: Sphere Entertainment Co.
           Form 10-KT for Transition Period Ended December 31, 2024 File No. 001-39245
Dear Robert H. Langer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services